Form 6-K


                     SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549


For July 24, 2001


                      Euro Tech Holdings Company Limited
                -----------------------------------------------
                (Translation of registrant's name into English)

           18/F Gee Chang Hong Centre, 65 Wong Chuk Road, Hong Kong
           --------------------------------------------------------
                   (Address of Principal executive offices)


	Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F [X]       Form 40-F [ ]


	Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes  [ ]       No [X]

	If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________.

Item 5.  Other Events
         ------------

	On July 24, 2001, the Registrant announced that its Board of Directors authorized a 30% stock dividend to holders of its Ordinary Shares, fixing August 27, 2001 as the record date at 5:00 P.M. (New York time) for the dividend. Holders of the Registrant's Ordinary Shares on the record date are entitled to receive three (3) shares for each ten (10) Ordinary Shares of Registrant's Ordinary Shares they hold. Registrant will not issue fractional shares, but, instead, will settle fractional shares by cash payments based on the market value on the record date. Dividend payment is anticipated for September 10, 2001. The Registrant has outstanding warrants and options. The issuance of the dividend shares will cause certain adjustments to be made to the exercise prices, numbers of shares and, where redemption is applicable, the market price required to be maintained to "trigger" the Registrant's right to redeem the warrants. Various changes to the indicated securities of the Registrant are described below:



                           (END OF PAGE)

-----------------------------------------------------------------------------------
Securities                                      Pre-Dividend          Post-Dividend
----------                                      ------------          -------------

1.	Redeemable Ordinary Shares
	Purchase Warrants ("Warrants")

A. 	Maximum Number of Shares
        Exercisable For                           1,944,000              2,527,200

B.      Per Share Exercise Price                  $4.5833                $3.5256

C.      Per Share Target Price                    $7.0833                $5.4487

-----------------------------------------------------------------------------------

2.      Underwriter's* Warrant

A.      Maximum Number of
        Shares Exercisable For                    72,000                 93,600

B.      Per Share Exercise Price                  $6.875                 $5.2885

-----------------------------------------------------------------------------------

3.	Option Issued To Consultant

A.      Maximum Number of
        Shares Exercisable For                    120,000                156,000

B.      Per Share Exercise Price                  $4.5833                $3.5256

C.      Per Share Target Price                    $8.3333                $6.4102

-----------------------------------------------------------------------------------

4.	Options Issued to Members Of
	Registrant's Management*

A.      Maximum Number of
        Shares Exercisable For                    480,000                624,000

B.      Per Share Exercise Price                  $3.3333                $2.5641

-----------------------------------------------------------------------------------

5.	Management Options Issued to
	Management and Employees
	of Registrant*

A.	Maximum Number of
        Shares Exercisable For                    $1,190,500             1,547,650


---------------------------------
*  Target Price is Not Applicable

-----------------------------------------------------------------------------------
Securities                                      Pre-Dividend          Post-Dividend
----------                                      ------------          -------------

B.      Per Share Exercise Price                  $4,5833                $3.5256

C.      Not Yet Granted                           9,500                  12,350

-----------------------------------------------------------------------------------

6.	Options Issued Pursuant to 2000
        Officers and Directors Stock
        Option and Incentive Plan.*

A.      Maximum Number of
        Shares Exercisable For                    146,000                189,800

B.      Per Share Exercise Price                  $1.58                  $1.2154

C.      Not Yet Granted                           146,000                189,800

-----------------------------------------------------------------------------------

7.      Options Issued Pursued to 2000
	Employees Stock Option and
        Incentive Plan*

A.      Maximum Number of
        Shares Exercisable For                    126,000                163,800

B.      Per Share Exercise Price                  $1.58                  $1.2154

C.      Not Yet Granted                           20,000                 26,000

-----------------------------------------------------------------------------------


---------------------------------
* Target Price is Not Applicable.


	Enclosed herewith as Exhibits are the following:
1.	Registrant's Press Release Regarding The Stock
        Dividend.
2.	Registrant's Notice to Warrantholders.
3.	Registrant's Notice to Ordinary Shareholders.

	Notices similar to 3 will be sent to holders of the underwriter's warrants, and optionholders.

                              SIGNATURES
                              ----------

	Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  EURO TECH HOLDINGS COMPANY LIMITED
                                  (Registrant)



                                   /s/ T.C. Leung
                                   ---------------------------------
                                   Chief Executive Officer and
                                   Chairman of the Board

Dated: July 24, 2001

EuroTech Holdings Company Limited
6K - July 24, 2001
Exhibit 1


            Euro Tech Holdings Company Limited



                                        July 24, 2001



Euro Tech Holdings Company Limited (the "Company ") (Nasdaq: CLWT, CLWTW) today announced that, subject to any regulatory or legal requirements, it will be issuing a stock dividend to holders of its ordinary shares (the "Shares").

Shareholders of record at 5:00 p.m. (New York Time) on August 27, 2001 will be entitled to receive three (3) shares for each ten (10) shares held. Redeemable ordinary share purchase warrantholders will have their exercise and redemption target prices adjusted to $3.5256 and $5.4487 per share, respectively. The dividend is anticipated to be paid on September 10, 2001. The number of shares that the warrants are exercisable for will be proportionately increased so that a recordholder of one hundred (100) warrants will now be entitled to receive one hundred fifty-six (156) shares. Holders of Company issued underwriter warrants and other options to purchase shares will be advised by letter as to the impact upon their rights. Except for options granted under the Company's 2000 option plans, all such warrants or options are exercisable at prices above current market prices for the Shares.

All calculations stated herein give full effect to a 20% stock dividend issued by the Company September 1999 and the anti-dilution effects of that dividend.

CONTACT: T.C. Leung, Chairman and CEO, or Jerry Wong, CFO, both of Euro Tech Holdings Company Limited, +852-2814-0311, or fax,
+852-2873-4887.

EuroTech Holdings Company Limited
6K - July 24, 2001
Exhibit 2


                     Euro Tech Holdings Company Limited
                        c/o Euro Tech (Far East) Ltd.
                         18/F Gee Chang Hang Centre
                     65 Wong Chuk Hang Road, Hong Kong


                                 July 24, 2001


To the Warrantholders of
       Euro Tech Holdings Company Limited


	Euro Tech Holdings Company Limited ("Euro Tech") will issue a 30% stock dividend (three (3) shares for each ten (10) shares) to its shareholders of record at 5:00 p.m. New York time on August 27, 2001.
The dividend is expected to be paid on or about September 10, 2001.

	Your warrant and Euro Tech's warrant agreement with American Stock Transfer & Trust Company provide for adjustments in the numbers of shares receivable upon the exercise of the warrants, the per share exercise price and the target price at which the warrants are redeemable. The following indicates those changes:

                                           Was           Now Is
                                         -------         -------

        Exercise Price Per Share         $4.5833         $3.5256

        Target Price Per Share           $7.0833         $5.4487

	Additionally, as a result of the stock dividend, warrantholders will be entitled to receive a proportionate increase in the number of shares to which they are entitled. A holder of originally issued warrants to purchase one hundred (100) ordinary shares will now be entitled to purchase one hundred fifty six (156) ordinary shares. All the above calculations also give effect to an 20% stock dividend issued in September 1999 and its anti-dilution effects.

                                 Very truly yours,

                                 EURO TECH HOLDINGS COMPANY LIMITED

                                 By: /s/ T. C. Leung
                                    ----------------------------------
                                 T. C. Leung, Chairman of the Board of
                                 Directors

EuroTech Holdings Company Limited
6K - July  24, 2001
Exhibit 3


                     Euro Tech Holdings Company Limited
                        c/o Euro Tech (Far East) Ltd.
                         18/F Gee Chang Hang Centre
                     65 Wong Chuk Hang Road, Hong Kong


                                 July 24, 2001


To Our Shareholders,

	(CLWT & CLWTW - NASDAQ SmallCap) Euro Tech Holdings Company Limited ("Euro Tech") has declared a 30% stock dividend to holders of record of its ordinary shares. For each ten (10) ordinary shares of Euro Tech, a recordholder will be entitled to receive three (3) additional shares.

	The record date for the stock dividend is August 27, 2001 at 5:00 p.m. (New York time).

	The dividend is expected to be paid on or about September 10, 2001.

	Euro Tech will not issue fractional shares, instead settling fractional shares, if any, by the payment of funds based upon the market value of Euro Tech's shares on the record date.


                                    Sincerely,

                                    EURO TECH HOLDINGS COMPANY LIMITED


                                    By: /s/ T. C. Leung
                                       --------------------------------
                                       T. C. Leung, Chairman of the
                                       Board of Directors


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